Exhibit 4(a)(ii)
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT
TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Comtech Telecommunications Corp. (“we,” “our,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.10 per share (“common stock”).
DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is intended as a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation (which we refer to as our “charter”), our Certificate of Designations of the Series B-2 Convertible Preferred Stock (the “Certificate of Designations”), our Third Amended and Restated By-Laws (the “Bylaws”), and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). Each of the charter, the Certificate of Designations and the Bylaws are included as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to the charter, the Certificate of Designations and the Bylaws.
General
Our charter authorizes 100,000,000 shares of common stock, $0.10 par value per share, and 2,000,000 shares of preferred stock, $0.10 par value per share.
Common Stock
Common Stock Outstanding. As of October 23, 2024, we had 28,866,682 shares of our common stock issued and outstanding.
Voting Rights. Each holder of our common stock is entitled to one vote for each share of common stock on all matters submitted to a vote of stockholders.
Dividend Rights. Holders of our common stock are entitled to receive, as and when declared by our board of directors, dividends payable either in cash or in property, including securities of the Company, out of assets of the Company that are legally available therefor.
Rights upon Liquidation. Holders of our common stock are entitled to share pro rata, upon any liquidation, dissolution or winding up of the Company, in all remaining assets available for distribution to stockholders after payment of or provision for our liabilities and the liquidation preference of any of our outstanding preferred stock.
Preemptive Rights. Holders of our common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.
Preferred Stock
As discussed in more detail below, we are authorized under our charter to issue up to 2,000,000 shares of preferred stock. We have currently designated two series of our preferred stock: (1) 200,000 shares of our preferred stock designated as Series A Junior Participating Cumulative Preferred Stock, none of which are outstanding, and (2) Series B-2 Convertible Preferred Stock, 175,263.58 shares of which are currently outstanding.

Blank Check Preferred Stock. Under our charter, our board of directors has the authority, without stockholder approval, to designate one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of the relevant series of preferred stock authorized, and to determine the preferences, rights, privileges, qualifications, restrictions and limitations of any such series, including the number of shares constituting any such series and the designation of such series, dividend rights, voting rights, the rights and terms of conversion, the rights and terms of redemption, the terms of any sinking fund, retirement fund or purchase fund to be provided with such series and liquidation preferences. Acting under this authority, our board of directors could designate and issue a series of preferred stock with preferences, rights, privileges, qualifications, restrictions or limitations, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of securities as a result of such stockholder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of the Company without any further action by our stockholders. We have no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time.
Series A Junior Participating Cumulative Preferred Stock. As of October 17, 2024, we have designated 200,000 shares of our preferred stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.10 per share, none of which are outstanding.
Series B-1 Convertible Preferred Stock. As of July 31, 2024, we had designated 171,827.05 shares of our preferred stock as Series B-1 Convertible Preferred Stock, par value $0.10 per share, and had 171,827.05 of such shares outstanding. On October 17, 2024, the Company exchanged all outstanding shares of Series B-1 Convertible Preferred Stock for Series B-2 Convertible Preferred Stock. As a result, no shares of Series B-1 Convertible Preferred Stock remain outstanding as of October 17, 2024.
Series B-2 Convertible Preferred Stock. As of October 17, 2024, we have designated 175,263.58 shares of our preferred stock as Series B-2 Convertible Preferred Stock, par value $0.10 per share, and currently have 175,263.58 of such shares outstanding.
Designation of Series B-2 Convertible Preferred Stock.
The Series B-2 Convertible Preferred Stock ranks senior to the shares of the Company’s common stock, with respect to the payment of dividends and the distribution of assets upon a liquidation, dissolution or winding up of the Company. As of October 17, 2024, the liquidation preference of the Series B-2 Convertible Preferred Stock was $187,158,719.17. Holders of the Series B-2 Convertible Preferred Stock will be entitled to a cumulative dividend (the “Dividend”) at the rate of 9.00% per annum, compounding quarterly, paid-in-kind, or 7.75% per annum, compounding quarterly, paid in cash, at the Company’s election. The Dividend rate may increase or decrease following certain events, as set forth in the Certificate of Designations. For any quarter in which the Company elects not to pay the Dividend in cash with respect to a share of Series B-2 Convertible Preferred Stock, such Dividend will become part of the liquidation preference of such share, as set forth in the Certificate of Designations. In addition, no dividend or other distribution on the common stock will be declared or paid on the common stock unless, at the time of such declaration and payment, an equivalent dividend or distribution is declared and paid on the Series B-2 Convertible Preferred Stock (the “Participating Dividend”), provided that in the case of any such dividend in the form of cash, in lieu of a cash payment, such Participating Dividend will become part of the liquidation preference of the shares of Series B-2 Convertible Preferred Stock, as set forth in the Certificate of Designations. Following certain events as set forth in the Certificate of Designations, Holders of Series B-2 Convertible Preferred Stock will be entitled to elect to have the Company pay the Dividend in cash (to the extent permitted by law).

Conversion Rights and Mandatory Redemption.
The Series B-2 Convertible Preferred Stock is convertible into shares of common stock at the option of the holders thereof at any time. At any time after July 22, 2027, the Company has the right to mandate the conversion of the Series B-2 Convertible Preferred Stock, subject to certain restrictions, based on the price of the Common Stock in the preceding thirty (30) consecutive trading days. The conversion price for the shares of Series B-2 Convertible Preferred Stock is $7.99 as of October 17, 2024, subject to certain adjustments set forth in the Certificate of Designations (as adjusted, the “Conversion Price”).
Voting and Consent Rights.
Holders of the Series B-2 Convertible Preferred Stock are entitled to vote with the holders of the common stock on an as-converted basis. Holders of the Series B-2 Convertible Preferred Stock are entitled to a separate class vote with respect to, among other things, amendments to the Company’s organizational documents that have an adverse effect on the Series B-2 Convertible Preferred Stock, authorizations or issuances of securities of the Company (other than the issuance of, in the aggregate, up to $50,000,000 of shares of common stock in qualified offerings), the payment of dividends, related party transactions, repurchases or redemptions of securities of the Company, dispositions of businesses or assets, the incurrence of indebtedness and amendments to the Company’s existing credit facility (the “Credit Facility”) on terms and conditions that, taken as a whole, (A) are materially different from the existing credit facility or (B) adversely affect the ability of the Company to perform its obligations in connection with an optional repurchase of the Series B-2 Convertible Preferred Stock, in each case, subject to the exceptions and qualifications set forth in the Certificate of Designations.
Repurchase Rights.
Each holder of Series B-2 Convertible Preferred Stock will have the right to require the Company to repurchase its shares of Series B-2 Convertible Preferred Stock either (a) upon the consummation of an Asset Sale (as defined in the Certificate of Designations) meeting certain criteria, (b) following a CA Satisfaction (as defined in the Certificate of Designations), April 30, 2027 or (c) in all other cases, on or after October 31, 2028, in each case, at a price and on the terms set forth in the Certificate of Designations. The Company will have the right to repurchase all, or less than all, of the shares of Series B-1 Convertible Preferred Stock upon the consummation of an Asset Sale meeting the same criteria as clause (a) above, at a price and on the terms set forth in the Certificate of Designations.
In addition, each holder of Series B-2 Convertible Preferred Stock will have the right to cause the Company to repurchase its shares of Series B-2 Convertible Preferred Stock in connection with a Change of Control (as defined in the Certificate of Designations), at a price and on the terms set forth in the Certificate of Designations.
Right to Nominate Director.
For so long as the initial investors (the “Investors”) (or their permitted transferees) own beneficially and of record an amount of Series B-2 Convertible Preferred Stock with an aggregate liquidation preference equal to at least $25,000,000 (including the liquidation preference of any shares of Series B-2 Convertible Preferred Stock previously held that were subsequently converted into shares of common stock for so long as the Investors (or their permitted transferees) continue to own beneficially and of record such shares of common stock), the Investors representing at least a majority of the outstanding shares of Series B-2 Convertible Preferred Stock then outstanding have the right to nominate one person to serve on the Board of Directors (such nominee, the “Convertible Preferred Stock Nominee”, and such director, the “Convertible Preferred Stock Director”). For so long as the right to nominate one person to serve on the Board of Directors continues to be satisfied based on conditions outlined above, the Company shall nominate the Convertible Preferred Stock Nominee for election (or re-election, as applicable) as a director at the end of each term of the Convertible Preferred Stock Director as part of the slate proposed by the Company that is included in the proxy statement (or consent solicitation or similar document) of the Company relating to the election of the Board of Directors.

Standstill.
Until the earliest to occur of (a) January 22, 2025, with respect to clause (2) below and, otherwise, January 22, 2026, (b) the occurrence of an Insolvency Proceeding (as defined in the Credit Facility) and (c) certain Events of Default (as defined in the Credit Facility), subject to certain qualifications, the Investors will be subject to certain standstill restrictions pursuant to which the Investors will be restricted, among other things and subject to certain customary exceptions, from (1) acquiring more than a specified amount of the Company’s outstanding common stock or securities exchangeable for or convertible into the common stock, (2) entering into any derivative or other convertible instruments, hedging contracts or other derivative securities or similar instruments related to the purchase or sale of common stock, (3) making, participating in or encouraging any proxy solicitation or submitting any shareholder proposal to the Company, (4) publicly proposing any change of control or other material transaction involving the Company, (5) encouraging or entering into any agreements with any person with respect to any of the foregoing, (6) purchasing, selling or otherwise trading debt securities of the Company if as a result such Investor would beneficially own 19.99% of the Company’s outstanding debt securities or (7) taking any action that would require the Company to make a public announcement regarding any of the foregoing.
Transfer Restrictions.
Until the earlier of (a) January 22, 2025 and (b) termination of the standstill provisions (as described above), the Investors will be restricted from transferring the Series B-2 Convertible Preferred Stock, subject to certain specified exceptions.
Warrants

As of the date of this prospectus, we have outstanding 1,435,884 Warrants (the “Warrants”) to purchase an aggregate of 1,435,884 shares of common stock.

Duration and Exercise

The Warrants will have an exercise price of $0.10 per share of common stock and are exercisable at any time and from time to time on or prior to the close of business on June 17, 2031. The Warrants are exercisable, at the election of the holder, either in full or in part, for cash or by Net Share Settlement. The exercise price is subject to adjustment in connection with (i) stock splits, dividends or distributions or other similar transactions, (ii) the issuance of rights or warrants to holders of the common stock, and (iii) any distributions of assets, including cash, stock or other assets or property, to holders of the common stock.

Liquidity Event

In connection with any recapitalization, reorganization, reclassification, consolidation, merger, or other transaction, which, in each case, is effected in such a way that all of the holders of common stock are entitled to receive consideration with respect to or in exchange for common stock (other than a transaction that triggers an adjustment) (a “Liquidity Event”), each Warrant holder will have the right to receive, upon exercise of such Warrants, such consideration as would have been issued or payable in such Liquidity Event (if such Warrant holder had exercised such Warrant immediately prior to such Liquidity Event) with respect to or in exchange, as applicable, for the number of common stock that would have been issued upon exercise of such Warrants, if such Warrants had been exercised immediately prior to the occurrence of such Liquidity Event.

Repurchase Right

Upon a refinancing resulting in the payment in full of all relevant obligations on or before the relevant maturity date, each holder shall have the right (a “Put Right”) to sell, and, upon exercise by any holder of its Put Right, the Company shall have the obligation to purchase for cash, up to 50% of the Warrants held by such holder at a price per share equal to 90% of the 30-day volume-weighted average price of the common stock calculated as of the date of exercise of the Put Right.

Transferability

In accordance with the terms of the Warrants and subject to certain registration requirements, a Warrant may be transferred at the option of the holder.

Fractional Shares

No fractional Warrant Shares, or scrip of any fractional Warrant Shares, will be issued upon the exercise of the Warrants. If any fraction of a share of common stock be issuable on the exercise of any Warrant, the holder will be entitled to receive a cash payment equal to the Market Price (as defined in the Warrant) less the exercise price of such fractional share.

Trading Market

There is no established trading market for the Warrants, and we do not expect a market to develop. We do not intend to apply for a listing for the Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Warrant will be limited.

Rights as a Shareholder

Except as otherwise provided in the Warrants or by virtue of the holders’ ownership of shares of common stock, the holders of Warrants do not have the rights or privileges of holders of our shares of common stock, including any voting rights, until such Warrant holders exercise their warrants.

Registration Rights

Pursuant to the terms of the Warrants, we agreed to file a registration statement providing for the resale by the Selling Stockholders of the Warrant Shares within 30 calendar days from the date of the issuance of the Warrants. We agreed to use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable thereafter and to keep such registration statement continuously effective until the earlier of (1) the date that the respective Selling Stockholder no longer owns any Warrants or Warrant Shares and (2) the date on which all Warrant Shares held by a holder may be sold pursuant to Rule 144 without regard to any volume or manner of sale restrictions, assuming all Warrants held by such holder are exercised on a Net Share Settlement basis.

Certain Provisions of Delaware Law
We are subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, this statute provides that, except in certain limited circumstances, a corporation shall not engage in any “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, for purposes of Section 203 of the DGCL, an “interested stockholder” is a person who, together with affiliates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This provision could have the effect of delaying or preventing a change in control of the Company.

Liability of Directors and Officers
As permitted by Delaware law, our charter contains a provision that eliminates the personal liability of the directors to us and our stockholders for monetary damages for breaches of fiduciary duties as directors, except that such provision does not apply to any breach that involves:
•a breach of a director’s duty of loyalty to the Company ;
•any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;
•a transaction from which the director derives an improper personal benefit; or
•the payment of dividends or the approval of stock repurchases or redemptions that are unlawful under the DGCL.
Our by-laws provide that we shall indemnify (a) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was one of our directors, officers or employees, or is or was serving at our request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him or her in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was illegal, and (b) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by us or in our name to procure a judgment in its favor by reason of the fact that he or she is or was one of our directors, officers or employees, or is or was serving at our request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to us unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of Delaware or such other court shall deem proper.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.